Exhibit 99.1

Sundial Announces Operational Adjustments to Adapt to Current Market Conditions and Improve Liquidity

CALGARY, April 9, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or "the Company") announced changes to its operations to improve liquidity and lower its cost structure, in response to current market conditions and the COVID-19 pandemic. These changes include a focus on accelerating the monetization of inventory, further reductions to its workforce and the temporary curtailment of cultivation and harvest activities, while maintaining current processing levels to meet anticipated demand.

"We have taken significant actions to restructure our business over the last few months to drive operational efficiencies and adapt to current market conditions," said Zach George, Sundial's Chief Executive Officer. "Reducing our cultivation and harvest activities while drawing down inventory are strategic choices we are making to improve cash conversion and control our variable production costs. These actions are consistent with Sundial's long-term goals of reaching sustainable profitability and optimizing our asset base."

On January 30th, Sundial announced an annualized cost reduction target of $10-15 million. Management has surpassed this target, and with these additional labour adjustments expects to realize annualized net cost reductions of approximately $28 million. The cost reduction initiatives include reductions in workforce, enhancing facility workflows and processes, eliminating all non-essential spend and pausing all new hiring, with the exception of a very small number of critical roles to be filled.

Sundial is committed to producing high quality products while also maintaining its steadfast approach to cost discipline. The Company's unique "craft-at-scale" operational infrastructure allows it to quickly adjust operating capacity to reflect industry conditions. Sundial is closely monitoring customer demand and is prepared to further adjust operations as the industry dictates. Sundial continues to have strong partnerships with provincial boards and has shipped its first order of cannabis products to the Société québécoise du cannabis (SQDC), Quebec's legal retailer of recreational cannabis. With Quebec, Sundial's network reaches 97% of the Canadian cannabis market.

Approximately 65% of the impacted employees are considered temporary layoffs and can be recalled back to work for the Company in the next 120 days, as per the new Alberta Government guidelines. This allows Sundial to respond quickly to increased market demand, or employee absenteeism as a result of COVID-19, by accessing furloughed employees quickly. The Company will continue to cover the cost of employee health and dental benefits for all employees temporarily laid-off during this difficult time. The Company appreciates the challenges this decision will present to its valued employees and their families and has made every effort to provide those impacted with clear direction on how to access government sponsored wage loss programs.

Sundial is closely monitoring the COVID 19 virus in Canada and has developed a risk assessment and corresponding action plan to ensure the health and safety of employees and assure business continuity. The situation is evolving quickly, and Sundial stands ready to adjust its plan and take action as necessary.

"The safety and well-being of our people is our priority and we are taking a number of precautionary measures to prevent the possible spread of the virus at our facilities. In addition, we are actively encouraging all employees to closely follow the advice of our public health authorities," added Mr. George.

To date Sundial has responded by implementing the following:

  An Emergency Response Team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans
  Moved to a work-from-home environment for any functions not required onsite
  Mandatory temperature screening before entering the premises at the Olds and Rocky View County facilities
  Implemented travel restrictions for work related travel, restricted visitor access to the facility and imposed self-isolation for employees who have symptoms of sickness and/or returned from international travel as of March 13
  Increased focus on sanitation and physical distancing, with additional hand sanitizing stations throughout the facility, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas
  Imposed restrictions on large meetings and gatherings, opting for video conferencing meetings
  Worked collaboratively with appropriate government programs at both provincial and federal levels
  Reminders of measures to reduce risk of infection and prevent possible spread including regular washing of hands and avoiding face touching.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space. In the United Kingdom, we grow traceable plants, including hemp, ornamental flowers and edible herbs within 1.75 million square feet of environmentally friendly facilities.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements") Forward-looking-statements in this release include, but are not limited to, the potential cost -reduction plans of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/sundial-announces-operational-adjustments-to-adapt-to-current-market-conditions-and-improve-liquidity-301038603.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2020/09/c2888.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc. , O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:06e 09-APR-20